Exhibit 99.1

Tiziana KOL Call Highlights Consistency Between Positive Phase 2a INFORM-MS Topline Results and Longer-Term Clinical Benefits Observed in Expanded Access Program for Patients with Non-Active Secondary Progressive Multiple Sclerosis Treated with Intranasal Foralumab

BOSTON, MA, November 9, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human anti-CD3 monoclonal antibody, today provided additional context on the positive topline results from its Phase 2a INFORM-MS trial, building on the Key Opinion Leader (KOL) investor call held on Monday, November 9, 2026.

The November 9 call, featuring principal investigator, Tanuja Chitnis, M.D., Tarun Singhal, MBBS, M.D., M.B.A., and Howard L. Weiner, M.D., reviewed the dual primary endpoint success of INFORM-MS with the investment and scientific communities.

Key points emphasized during the discussion included:

●	INFORM-MS placebo-controlled 12-week findings confirmed longer-term real-world data trends seen in patients treated for up to 3 years in the foralumab expanded access (EA) program, including EDSS stabilization and improvement in patients with treatment-refractory na-SPMS progressing via PIRA.

●	Statistically significant reduction in microglial activation on [¹⁸F]PBR06 TSPO PET imaging with the 50 μg dose versus placebo (p=0.0168)—the dose for which this arm was powered for statistical significance.

●	The positive signals in the 50 μg dose (n=19) supporting a potential effect on the chronic neuroinflammation underlying progression independent of relapse activity (PIRA).

●	100 μg dose was exploratory to assess immunomodulatory effects as previous Phase 1 observations showed that higher doses (e.g., 250 μg) had less immunomodulatory effects relative to 50 μg. Fewer patients (n=11) were enrolled in this arm to meet study timelines.

●	Favorable safety and tolerability profile of intranasal foralumab as the first non-invasive anti-CD3 therapy at both doses studied.

●	Clinically meaningful and statistically significant improvements in Modified Fatigue Impact Scale (MFIS) scores from baseline in both dose arms after only 12 weeks (50 μg: –6.17 points, p=0.035; 100 μg: –7.18 points, p=0.040), an endpoint for which the study was not powered, yet which exceeded the threshold for clinical relevance.

These early signals closely mirror the biological and clinical effects previously observed in the Company’s open-label expanded access program. In the peer-reviewed paper “Nasal Foralumab for the Treatment of Progression Independent of Relapses in Patients With Nonactive Secondary Progressive Multiple Sclerosis” (Chitnis et al., Neurol Neuroimmunol Neuroinflamm 2026;13:e200543), ten patients with treatment-refractory na-SPMS who continued to progress despite B-cell therapy received nasal foralumab for a minimum of six months.

Key findings in the expanded access program included:

●	All 10 patients stabilized on Expanded Disability Status Scale (EDSS) scores.

●	Three of four patients treated continuously for 12 months demonstrated improvement on EDSS.

●	Seven of ten patients showed improvement in fatigue on the MFIS scale after 6 months of foralumab treatment.

●	No study drug related serious adverse events have been seen in more than 37.4 patient-years of cumulative exposure.

●	Reduction in TSPO-PET signal over six months (p < 0.05), consistent with dampened microglial activation.

●	Induction of regulatory immune responses, including increased TGFβ expression across multiple cell subsets.

●	No anti-drug antibodies (ADAs) were detected in any serum samples evaluated from patients at multiple time points (baseline through 15–17 months for the longest-treated patients, and through 6 months for others).

Updated data from the ongoing intermediate-size EA program (now encompassing 14 patients, with some treated for up to three years) continues to show favorable tolerability over extended treatment durations, with trends toward disability stabilization and clinically meaningful fatigue improvements, further reinforcing the absence of immunogenicity concerns.

“The primary imaging endpoint on TSPO PET in the 50 μg nasal foralumab treatment arm from the INFORM-MS study closely mirrors the reductions in microglial activation we previously published in our expanded access program, providing important corroboration in a placebo-controlled study,” said Tanuja Chitnis, M.D., Principal Investigator of INFORM-MS and Professor of Neurology at Harvard Medical School and Brigham and Women’s Hospital. “Equally encouraging is the clinically significant improvement in fatigue as measured by MFIS, despite the short 12-week treatment duration in the Phase 2 trial. These findings, together with the complete absence of anti-drug antibodies even with prolonged dosing, the longer-duration clinical stabilization and improvement seen in the expanded access patients, underscore the therapeutic potential of nasal foralumab in a population with no FDA-approved therapies specifically indicated for na-SPMS.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented: “The industry and scientific community interest in our November 9 KOL call underscores the significance of these data. The consistency between the placebo-controlled 12-week Phase 2a results and the real-world, longer-term experience in our expanded access program strengthens our conviction in intranasal foralumab. Early biological activity on PET and clinically meaningful fatigue improvements after only three months align with the clinical benefits, including EDSS stabilization and improvement, observed with sustained dosing beyond six and twelve months. We look forward to completing the full analysis of the INFORM-MS dataset, discussing next steps with the FDA, and advancing this program for patients who currently have limited options.”

Non-active secondary progressive multiple sclerosis (na-SPMS) is defined by the gradual accumulation of disability independent of clinical relapses or new inflammatory MRI activity—a process known as progression independent of relapse activity (PIRA).

PIRA is now recognized as the predominant driver of long-term disability accumulation across the MS spectrum. In treated relapsing-remitting MS, PIRA accounts for the large majority (approximately 70–90%) of confirmed disability worsening events, even when relapses and new lesions are effectively controlled by high-efficacy disease-modifying therapies. In the progressive phase, PIRA becomes the defining clinical feature.

Unlike relapse-associated worsening, which is driven by focal inflammatory demyelination, PIRA is thought to reflect chronic, compartmentalized (“smoldering”) neuroinflammation within the central nervous system, involving persistent microglial activation, gradual axonal injury, and loss of neural reserve. Current disease-modifying therapies, which primarily target peripheral adaptive immunity and acute inflammatory activity, have shown limited ability to halt or reverse PIRA. As a result, many patients continue to experience irreversible disability progression, worsening fatigue, and functional decline despite optimal control of relapses and MRI activity.

There are currently no FDA-approved therapies specifically indicated for na-SPMS or for the treatment of PIRA. This represents one of the most significant remaining unmet needs in multiple sclerosis. Patients with non-active secondary progressive disease have limited therapeutic options once they transition beyond the relapsing phase, and existing agents approved for progressive MS have demonstrated only modest benefits, primarily in patients with residual inflammatory activity.

Tiziana plans to present detailed findings from INFORM-MS at an upcoming scientific meeting and continues to evaluate the broader development path for intranasal foralumab in progressive MS and other neurodegenerative indications.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. Intranasal foralumab is also currently being studied in additional Phase 2 trials in AD, ALS, and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and statements regarding completion of the INFORM-MS data analysis, presentation of detailed results, engagement with the FDA and potential further clinical development of intranasal foralumab. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

5